UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________

FORM T-3
_______________

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939
_______________

TERRESTAR CORPORATION
and the additional subsidiary guarantor applicants
set forth under “Additional Applicants” below
(Name of applicants)
_______________

11700 Plaza America Drive, Suite 900
Reston, VA  20190

(Address of principal executive offices)

Securities to be Issued Under the Indenture to be Qualified

Title of Class 6.0% Senior Notes due 2019	Amount Up to a maximum aggregate principal amount of $35 million
_______________

Approximate date of proposed public offering:

As soon as practicable on or after the date this Form T-3 becomes effective

Douglas Brandon,
11700 Plaza America Drive, Suite 900
Reston, VA  20190
(703) 483-7800

(Name and address of agent for service)

With a copy to:

Sarah Schultz, Esq.
Akin Gump Strauss Hauer & Feld LLP
1700 Pacific Avenue, Suite 4100
Dallas, TX 75201
(214) 969-2800

Applicant hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this application for qualification, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicant.

Additional Applicants

Each of the following subsidiaries of TerreStar Corporation is a guarantor of the securities to be issued under the indenture qualified hereby and is an applicant.

TerreStar Holdings Inc.
TerreStar New York Inc.
Motient Communications Inc.
Motient Holdings Inc.
Motient License Inc.
Motient Services Inc.
Motient Ventures Holding Inc.
MVH Holdings Inc.

GENERAL

1.             General Information.

(a)           Form of organization: TerreStar Corporation (the “Company” or the “Issuer”) is a Delaware corporation.

(i)	TerreStar Holdings Inc., a Delaware corporation;

(ii)	TerreStar New York Inc., a New York corporation;

(iii)	Motient Communications Inc., a Delaware corporation;

(iv)	Motient Holdings Inc., a Delaware corporation;

(v)	Motient License Inc., a Delaware corporation;

(vi)	Motient Services Inc., a Delaware corporation;

(vii)	Motient Ventures Holding Inc., a Delaware corporation;

(viii)	MVH Holdings Inc., a Delaware corporation; and

(ix)	TerreStar 1.4 Holdings LLC, a Delaware limited liability company.

Except for the Company and TerreStar 1.4 Holdings LLC, each of the foregoing entities is a guarantor of the securities to be issued under the indenture qualified hereunder.

(b)           State or other sovereign power under the laws of which organized: See (a) above.

2.             Securities Act exemption applicable.

On February 16, 2011, the Company voluntarily filed for protection under chapter 11 (“Chapter 11”) of title 11 of the United States Bankruptcy Code (the “U.S. Bankruptcy Code”) in the United States Bankruptcy Court in the Southern District of New York (the “Bankruptcy Court”). The Company’s 6.0% Senior Notes due 2019 (the “Notes”) will be offered under the indenture (the “Indenture”) by and among the Company, the guarantors party thereto and Wilmington Trust, National Association, as trustee, the form of which is filed as Exhibit T3C hereto. Pursuant to the Company’s Chapter 11 plan of reorganization (as amended, the “Plan of Reorganization”), certain holders of unsecured claims against TerreStar Corporation and TerreStar Holdings Inc. will be offered the Notes in exchange for their allowed unsecured claims against TerreStar Corporation and TerreStar Holdings, Inc.

The Company is relying upon the exemption from the registration requirement of the Securities Act of 1933, as amended (the “Securities Act”), provided by Section 1145 under the U.S. Bankruptcy Code. Section 1145(a)(1) of the U.S. Bankruptcy Code exempts an offer and sale of securities under a plan of reorganization from registration under the Securities Act and state securities laws if three principal requirements are satisfied:  (i) the securities must be offered and sold under a plan of reorganization and must be securities of the debtor, an affiliate participating in a joint plan with the debtor or a successor to the debtor under the plan; (ii) the recipients of the securities must hold a prepetition or administrative expense claim against the debtor or an interest in the debtor; and (iii) the securities must be issued entirely in exchange for the recipient’s claim against or interest in the debtor, or principally in such exchange and partly for cash or property. The Company believes that the issuance of the Notes to certain holders of unsecured claims against TerreStar Corporation and TerreStar Holdings Inc. will satisfy the aforementioned requirements.

AFFILIATIONS

3.             Affiliates.

Set forth below are the names of the Company’s material subsidiaries (the “Subsidiaries” and, together with the Company, the “TerreStar Entities”). Unless otherwise noted, all subsidiaries listed below are wholly owned, directly or indirectly, by the Company.

(a)           TerreStar Corporation

(i)	TerreStar Holdings Inc.

A.	TerreStar 1.4 Holdings LLC

(ii)	TerreStar New York Inc.

(iii)	Motient Holdings Inc.

A.	Motient Communications Inc.

i.	Motient License Inc.

B.	Motient Services Inc.

(iv)	MVH Holdings Inc.

A.	Motient Ventures Holding Inc.

MANAGEMENT AND CONTROL

4.             Directors and executive officers.

(a)           The following table lists the names and offices of all the directors and executive officers of the TerreStar Entities as of the date of this application, unless otherwise indicated.

Entity and Address	Name	Officer

TerreStar Corporation	Jeffrey W. Epstein	President and Chief Executive Officer, Director
11700 Plaza America Drive,	Vincent Loiacono	Chief Financial Officer
Suite 900	Douglas Brandon	Chief Legal Officer, General Counsel and Secretary
Reston, VA 20190	William Freeman	Chairman
	David Andonian	Director
	Eugene Davis	Director
	Jacques Leduc	Director
	David Meltzer	Director

TerreStar Holdings Inc. 11700 Plaza America Drive, Suite 900 Reston, VA 20190	Jeffrey W. Epstein Vincent Loiacono Douglas Brandon Dennis W. Matheson	President and Chairman Treasurer Secretary Director

TerreStar New York Inc. 545 8th Avenue, Room 401 New York, NY 10018	Jeffrey W. Epstein Vincent Loiacono Douglas Brandon	President Treasurer Secretary and Director

Motient Communications Inc. 11700 Plaza America Drive, Suite 900 Reston, VA 20190	Jeffrey W. Epstein Vincent Loiacono Douglas Brandon Dennis W. Matheson	President and Director Treasurer Secretary Director

Motient Holdings Inc. 11700 Plaza America Drive, Suite 900 Reston, VA 20190	Jeffrey W. Epstein Vincent Loiacono Douglas Brandon Dennis W. Matheson	President and Director Treasurer Secretary Director

Motient License Inc. 11700 Plaza America Drive, Suite 900 Reston, VA 20190	Jeffrey W. Epstein Vincent Loiacono Douglas Brandon Dennis W. Matheson	President and Director Treasurer Secretary Director

Motient Services Inc. 11700 Plaza America Drive, Suite 900 Reston, VA 20190	Jeffrey W. Epstein Vincent Loiacono Douglas Brandon Dennis W. Matheson	President and Director Treasurer Secretary Director

Motient Ventures Holding Inc.	Jeffrey W. Epstein	President and Director
11700 Plaza America Drive, Suite 900 Reston, VA 20190	Vincent Loiacono Douglas Brandon Dennis W. Matheson	Treasurer Secretary Director

MVH Holdings Inc.	Jeffrey W. Epstein	President and Director
11700 Plaza America Drive, Suite 900 Reston, VA 20190	Vincent Loiacono Douglas Brandon Dennis W. Matheson	Treasurer Secretary Director

5.             Principal owners of voting securities.

The following table indicates information, to the best of the Company’s knowledge as of the date of this application, regarding the expected beneficial ownership of the Company’s common stock after the Emergence Date.  These percentages are approximate based on the current Plan of Reorganization and current information available to the Company concerning claim amounts in the cases before the Bankruptcy Court and holders of those claims.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Harbinger Capital Partners LLC 450 Park Avenue, 30th Floor New York, NY 10022	Common Stock	*	28.9%

Highland Capital Management, L.P. 13455 Noel Road, Suite 800 Dallas, TX 75240	Common Stock	*	22.0%

*  As of the date of this application, the total number of shares of common stock to be issued upon the Company’s emergence from bankruptcy has not yet been determined.

UNDERWRITERS

6.             Underwriters.

(a)           No person has acted as an underwriter, within three years of the date hereof, of any securities of the applicants hereunder which were outstanding on the date of filing this application.

(b)           No person is acting as a principal underwriter for the Notes proposed to be offered pursuant to the Indenture.

CAPITAL SECURITIES

7.             Capitalization.

(a)           The capital stock of the Subsidiaries1 is owned directly or indirectly by the Company.

Set forth below is certain information as to each authorized class of securities of the Company as of January 3, 2012:

Title of Class	Amount Authorized	Amount Outstanding

Common Stock, par value $0.01 per share	240,000,000	139,353,071

Preferred Stock, par value $0.01 per share	5,000,000	1,608,502(1)

6.0% Senior Notes due 2019	$35,000,000 aggregate principal amount	__

(1)
Includes 318,500 outstanding shares of Series A Cumulative Convertible Preferred Stock, 90,000 outstanding shares of Series B Cumulative Convertible Preferred Stock, 1 outstanding share of Series C Preferred Stock, 1 outstanding share of Series D Preferred Stock and 1,200,000 outstanding shares of Series E Junior Convertible Preferred Stock.

(b)           Generally, each shareholder is entitled to one vote for each share of common stock held on every matter submitted to a vote of shareholders, including the election of directors. There are no cumulative voting rights. Accordingly, the holders of a majority of voting rights will have the power to elect all members of the Company’s board of directors who are standing for election.

Unless otherwise required by the Company’s certificate of incorporation or Delaware law, matters submitted for a vote at a general meeting of shareholders require the approval of a majority of the votes cast at the general meeting.

INDENTURE SECURITIES

8.             Analysis of indenture provisions.

The Notes will be issued under the Indenture; the following is a general description of certain provisions of the Indenture; this description is qualified in its entirety by reference to the Form of Indenture filed as Exhibit T3C hereto. All capitalized terms not otherwise defined herein have the meanings ascribed to them in the Indenture.

1 The Subsidiaries do not have any indebtedness that qualifies as a capital security; however, the Subsidiaries (other than TerreStar 1.4 Holdings LLC) are guarantors of the Notes issued pursuant to the Indenture.

(a)           Events of Default; Notice

Under the Indenture, an event of default with respect to the Notes occurs if:

(i)	default for three Business Days in the payment of interest on any Notes when due;

(ii)	default in the payment when due (at maturity, upon repurchase or otherwise) of the principal of or premium, if any, on, the Notes;

(iii)	failure by the Issuer or any of its Restricted Subsidiaries to comply with Section 5.03 of the Indenture;

(iv)
failure by the Issuer or any of its Restricted Subsidiaries for 30 days after notice to the Issuer by the Trustee or the Holders of at least 30% in aggregate principal amount of the Notes then outstanding to comply with any term, covenant or agreement in this Indenture or the Notes (including Articles IV and V of the Indenture) other than clauses (i), (ii) or (iii) above;

(v)
failure to pay when due, at final maturity, or a default or other event that results in acceleration of the due date of all or any portion of the principal of any Indebtedness of the Issuer or of any Guarantor or other Restricted Subsidiary, whether such Indebtedness now exists or is created after the Issue Date, in each case if the principal amount of such Indebtedness aggregates $5.0 million or more;

(vi)
failure by the Issuer or any Restricted Subsidiary to pay final judgments entered by a court or courts of competent jurisdiction (not subject to appeal) aggregating in excess of $5.0 million, which judgments are not paid, discharged or stayed for a period of 60 days after the date on which the right to appeal has expired;

(vii)
except as permitted by this Indenture, any Guarantee, shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect, or the Issuer or any Guarantor or any Person acting on behalf of the Issuer or any such Guarantor, shall deny or disaffirm its obligations under the Notes or any Guarantee;

(viii)
(1) the Issuer or any Significant Subsidiary shall commence any case, proceeding or other action (A) under any existing or future law of any jurisdiction, domestic or foreign, relating to bankruptcy, insolvency, reorganization or relief of debtors seeking to have an order for relief entered with respect to it, or seeking to adjudicate it as bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, winding-up, liquidation, dissolution, composition or other relief with respect to it or its debts, or (B) seeking appointment of a receiver, trustee, custodian or other similar official for it or for all or substantially all of its assets, or the Issuer or any Significant Subsidiary shall make a general assignment for the benefit of its creditors; or (2) there shall be commenced against the Issuer or any Significant Subsidiary any case, proceeding or other action of a nature referred to in clause (1) above which (A) results in the entry of an order for relief or any such adjudication or appointment or (B) remains undismissed, undischarged or unbonded for a period of 60 days; or (3) there shall be commenced against the Issuer or any Significant Subsidiary, any case, proceeding or other action seeking issuance of a warrant of attachment, execution, distraint or similar process against all or substantially  of its assets which results in the entry of an order for any such relief which shall not have been vacated, discharged, or stayed or bonded pending appeal within 60 days from the entry thereof; and

(ix)
default in any payment due under the 1.4 Lease, which default continues for 180 days immediately following such payment default (the “Non-Payment Period”); provided that the Non-Payment Period shall be extended for an additional 180 days, if within 30 days after the commencement of the Non-Payment Period, the Issuer shall have issued equity securities for cash or otherwise received cash contributions to the capital of the Issuer in an amount sufficient to pay the interest due on the Notes on the first interest payment date after the initial 180-day Non-Payment Period, which cash shall be deposited into an escrow account with the Trustee for the benefit of the Noteholders; provided further that the Non-Payment Period shall cease and no Event of Default under this clause (ix) will occur if, during the Non-Payment Period (as it may be extended), (1) the lessee under the 1.4 Lease pays all outstanding amounts due or (2) the Issuer and/or its Restricted Subsidiaries enter into a new Replacement Lease.

The foregoing shall constitute Events of Default whatever the reason for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

In the case of an Event of Default specified in clause (viii) of Section 6.01, all outstanding Notes will become due and payable immediately without further action or notice.  If any other Event of Default occurs and is continuing, the Trustee or the Holders of at least 30% in aggregate principal amount of the then outstanding Notes, by notice in writing to the Trustee and the Issuer, may declare all the Notes to be due and payable.  Notwithstanding anything contained in this Indenture or the Notes to the contrary, upon such a declaration, the principal of, premium, if any, and accrued and unpaid interest, if any, on the Notes will become immediately due and payable.

(b)           Authentication and Delivery of the Notes; Use of Proceeds

One Officer shall sign the Notes for the Issuer by manual or facsimile signature. If an Officer whose signature is on a Note no longer holds that office at the time the Note is authenticated, the Note shall still be valid. A Note shall not be valid until the Trustee manually signs the certificate of authentication on the Notes in accordance with the Indenture, with the signature conclusive evidence that the Note has been authenticated under the Indenture.

On the Issue Date, the Trustee shall authenticate and deliver the Notes.

The Issuer, with the approval of at least a majority of its Board of Directors, may at any time change the Authenticating Agent with notice to the Holders.  Each reference in the Indenture to authentication by the Trustee includes authentication by the Authenticating Agent. An Authenticating Agent has the same rights as an Agent to deal with holders or an Affiliate of the Issuer. The Trustee appointed under the Indenture is Wilmington Trust, National Association.

Notwithstanding the foregoing, except as provided in the Indenture, all Notes issued under the Indenture shall vote and consent together on all matters (as to which any of such Notes may vote or consent) as a single class.

There will be no proceeds from the issuance of the Notes.

(c)           Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect (except as to surviving rights of registration or transfer or exchange of Notes, as not prohibited by the Indenture) as to all outstanding Notes when:

(i)
either (a) all the Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Issuer and thereafter repaid to the Issuer or discharged from such trust) have been delivered to the Trustee for cancellation or (b) all of the Notes (1) have become due and payable, (2) will become due and payable at their Stated Maturity within one year or (3) if redeemable at the option of the Issuer, are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuer, and the Issuer has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the Notes to the date of deposit together with irrevocable instructions from the Issuer directing the Trustee to apply such funds to the payment thereof at Stated Maturity or redemption, as the case may be;

(ii)	the Issuer and/or Guarantors have paid all other sums payable under the Indenture; and

(iii)
the Issuer has delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

(d)           Evidence of Compliance with Conditions and Covenants

The Issuer shall deliver to the Trustee, within 90 days after the end of each fiscal year of the Issuer, which currently is December 31, an Officers’ Certificate as to the signers’ knowledge of the Issuer’s compliance with all conditions and covenants on its part contained in this Indenture and stating whether or not the signer knows of any Default or Event of Default.  For purposes of this provision, compliance shall be determined without regard to any grace period or requirement of notice provided pursuant to the terms of this Indenture.

The Issuer shall promptly deliver to the Trustee and in any event within five Business Days of any Officer of the Issuer becoming aware of the occurrence of any Default or Event of Default, an Officers’ Certificate setting forth the details of such Default or Event of Default and the action which the Issuer is taking or proposes to take to remedy the same.

9.             Other obligors.

The Company, each existing and subsequently acquired or organized direct or indirect Wholly Owned Restricted Subsidiary (including all of the TerreStar Entities (other than TerreStar 1.4 Holdings LLC)) of the Company will jointly and severally unconditionally and irrevocably guarantee on a senior basis (i) the full and punctual payment of principal of, premium, if any, and interest on the Notes when due, whether at maturity, by acceleration, by repurchase or otherwise, subject to any applicable grace period, and all other monetary obligations of the Issuer under the Indenture (including obligations to the Trustee) and the Notes and (ii) the full and punctual performance within applicable grace periods of all other obligations of the Issuer, whether for expenses, indemnification or otherwise under the Indenture and the Notes.

Contents of application for qualification. This application for qualification comprises –

(a)	Pages numbered 1 to 12, consecutively.

(b)	The statement of eligibility and qualification of the trustee under the indenture to be qualified (included as Exhibit T3G hereto).

(c)	The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of each trustee:

Exhibit T3A.1.1
Restated Certificate of Incorporation of TerreStar Corporation (as restated May 1, 2002) (incorporated by reference to Exhibit 3.1 to the Company’s Amendment No. 2 to Registration Statement on Form 8-A, filed May 1, 2002).

Exhibit T3A.1.2	Certificate of Amendment to Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.4 to the Company’s Registration Statement on Form S-1, filed June 24, 2005).

Exhibit T3A1.3	Certificate of Amendment to Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.6 to the Company’s Registration Statement on Form S-3, filed August 7, 2006).

Exhibit T3A1.4
Certificate of Amendment to the Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.4 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2007.

Exhibit T3A1.5
Certificate of Amendment to the Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.9 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2008.

Exhibit T3A.2*	Certificate of Incorporation of TerreStar Holdings Inc., dated September 9, 2009.

Exhibit T3A.3*	Certificate of Incorporation of TerreStar New York Inc., dated December 9, 2008 and Certificate of Amendment of the Certificate of Incorporation.

Exhibit T3A.4*	Restated Certificate of Incorporation of Motient Communications Inc., dated April 24, 2000 and Certificate of Amendment to Restated Certificate of Incorporation, dated May 13, 2002.

Exhibit T3A.5*	Restated Certificate of Incorporation of Motient Holdings Inc., dated April 24, 2000 and Certificate of Amendment to Restated Certificate of Incorporation, dated May 13, 2002.

Exhibit T3A.6*	Certificate of Incorporation of Motient License Inc., dated March 8, 2004.

Exhibit T3A.7*	Restated Certificate of Incorporation of Motient Services Inc., dated April 24, 2000 and Certificate of Amendment to Restated Certificate of Incorporation, dated May 13, 2002.

Exhibit T3A.8*	Certificate of Incorporation of Motient Ventures Holding Inc., dated October 19, 2001.

Exhibit T3A.9*
Certificate of Incorporation of MVH Holdings Inc., dated April 18, 2002, Certificate of Merger dated February 9, 2005 and Certificate of Change of Registered Agent and/or Registered Office, dated March 23, 2010.

Exhibit T3B.1	Amended and Restated Bylaws of TerreStar Corporation (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K, filed August 14, 2007).

Exhibit T3B.2*	By-laws of TerreStar Holdings Inc.

Exhibit T3B.3*	By-laws of TerreStar New York Inc.

Exhibit T3B.4*	Amended and Restated Bylaws of Motient Communications Inc.

Exhibit T3B.5*	Amended and Restated Bylaws of Motient Holdings Inc..

Exhibit T3B.6*	Bylaws of Motient License Inc.

Exhibit T3B.7*	Amended and Restated Bylaws of Motient Services Inc.

Exhibit T3B.8*	Bylaws of Motient Ventures Holding Inc.

Exhibit T3B.9*	Bylaws of MVH Holdings Inc.

Exhibit T3C*	Form of Indenture by and among TerreStar Corporation, the guarantors party thereto and Wilmington Trust, National Association, as trustee.

Exhibit T3D	Not applicable.

Exhibit T3E*
Second Amended Disclosure Statement for the Second Amended Joint Chapter 11 Plan of the Issuer, Motient Communications Inc., Motient Holdings Inc., Motient License Inc., Motient Services Inc., Motient Ventures Holding Inc., MVH Holdings Inc., TerreStar Holdings Inc. and TerreStar New York Inc.

Exhibit T3F*
Cross reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included as part of Exhibit T3C herewith).

Exhibit T3G*	Statement of eligibility and qualification of the Trustee on Form T-1.

*           Filed herewith.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicants, TerreStar Corporation, a corporation organized and existing under the laws of Delaware, and the additional subsidiary guarantor applicants listed herein, each a corporation formed and existing under the laws of Delaware, except for TerreStar New York Inc., which is formed and existing under the laws of New York, has duly caused to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Reston, and State of Virginia, on the 25th day of January, 2012.

(SEAL)

TERRESTAR CORPORATION
TERRESTAR HOLDINGS INC.
TERRESTAR NEW YORK INC
MOTIENT COMMUNICATIONS INC.
MOTIENT HOLDINGS INC.
MOTIENT LICENSE INC.
MOTIENT SERVICES INC.
MOTIENT VENTURES HOLDING INC.
MVH HOLDINGS INC.

By:	/s/ Douglas Brandon
	Name:	Douglas Brandon
	Title:	Secretary

ATTEST:	/s/ Jeffrey W. Epstein
	Name:	Jeffrey W. Epstein
	Title:	President & CEO